Mail Stop 4561

September 18, 2008

VIA USMAIL and FAX (301) 474 - 0807

Mr. William J. Zaiser
Chief Financial Officer
MHI Hospitality Corporation
4801 Courthouse Street, Suite 201
Williamsburg, Virginia 23188

  Re: **MHI Hospitality Corporation**
    Form 10-K for the year ended 12/31/2007
    Filed on 3/26/2008
    File No. 001-32379

Dear Mr. William J. Zaiser:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Jorge Bonilla
              Senior Staff Accountant